82-2142

04010077

invensys

BTRsec/RLS Admin/Letters/2004/0013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

17 February 2004

SEC MAIL PROCESSING
RECEIVED
FEB 23 2004
WASH. D.C. 187

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed three notifications released to the London Stock Exchange concerning

(a) 2 Notifications of Major Interests in Shares
(b) Tender Offer Announcement

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Yours faithfully,

John R W Clayton
Company Secretary

dlw 2/25

Copy to: Mr S Ahmad
Mr M Downing

"emailalert@hemscott.co.uk" <emailalert
13/02/2004 15:31

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:4176V
Invensys PLC
13 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, LLC has an interest are approximately 575 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

6 February 2004

11) Date company informed

13 February 2004

12) Total holding following this notification

488,078,629

13) Total percentage holding of issued class following this notification

13.95%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 13 February 2004

END

HOLSFDFIDSLSESE

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
16/02/2004 07:55

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Tender Offer

This Email News Alert service is brought to you by Invensys

RNS Number:4413V
Invensys PLC
16 February 2004

RIS notice

Tender Offer Announcement

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OR ITALY

Invensys PLC has today launched a tender offer to purchase any or all of its outstanding Euro500 million 5.5% Notes due 1 April 2005 (issued under its Euro2 billion Euro Medium Term Note Programme) by way of Tender Offer Announcement.
The tender offer is conditional upon completion of the Refinancing Plan announced by Invensys PLC on 5 February 2004.

The Tender Offer Announcement, which contains the detailed terms of the tender offer, will be distributed to eligible noteholders by the Dealer Manager or the Tender Agent on request. A notice containing contact details for the Tender Agent and further details of the tender offer will be distributed to noteholders through Euroclear and Clearstream, Luxembourg.

Copies of the Tender Offer Announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TENIIFIDFAIRLIS

"emailalert@hemscott.co.uk" <emailalert

16/02/2004 14:33

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:4628V
Invensys PLC
16 February 2004

INVENSYS PLC ("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today received notification from Standard Life Investments on behalf of Standard Life Group, that as at 11 February 2004, they no longer hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 16 February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLSFWFLMSLSEFE

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